UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 15, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT IN RELATION TO

RESIGNATION OF CHAIRMAN OF THE BOARD

On 12 August 2022, the board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) received the resignation letter tendered by Mr. Liu Shaoyong, the chairman of the Board of the Company. Due to his departure from the position, Mr. Liu Shaoyong has notified the Board of his resignation as the chairman of the Board, a director, the chairman and member of the Nomination and Remuneration Committee of the Board and the authorised representative required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The resignation of Mr. Liu Shaoyong does not result in the number of members of the Board falling below the minimum quorum, and has no impact on the normal operation of the Board. Pursuant to the requirements of relevant laws and regulations such as the Company Law of the People’s Republic of China and the articles of association of the Company, the resignation letter from Mr. Liu Shaoyong has become effective since the date on which the letter has been delivered to the Board.

Mr. Liu Shaoyong has confirmed that he has no disagreement with the Board and the Company and there is no matter related to his resignation that needs to be brought to the attention of the shareholders of the Company.

During his tenure of office, Mr. Liu Shaoyong has faithfully and diligently performed his duties, and has played a crucial role on aspects such as the leadership to the Board, formulation of the Company’s strategies, promotion of continuous and high-quality development of the Company, etc. The Board would like to express its sincere gratitude to Mr. Liu Shaoyong for his outstanding contributions during his tenure of office.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 12 August 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).